# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEAN ENERGY FUELS CORP., CIK 0001368265
CUSIP: 184499101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4675 MacArthur Court, Suite 800, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 02/27/2026
Amends the filing with accession number 0001193125-18-167628
Filed by CIK 0000879764
Persons authorized to receive notices and communications: Paul Moss-Bowpitt, 2, place Jean Millier, La Defense 6, Courbevoie, France (I0), 92400, 33 1 41 35 28 34

## Reporting persons
- TotalEnergies SE (CIK 0000879764): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 51,788,569; sole dispositive power 0; shared dispositive power 42,581,801; aggregate amount beneficially owned 51,788,569 (23.6% of the class)
  Comment: The amount reported in row 8 constitutes (i) 42,581,801 shares of Common Stock (as defined in Item 1 below) that were purchased by TotalEnergies Marketing Services SAS (formerly known as TOTAL MARKETING SERVICES S.A.) (a direct wholly owned subsidiary of TotalEnergies SE) ("Purchaser," and, together with TotalEnergies SE, the "Reporting Persons") pursuant to a Stock Purchase Agreement, dated May 9, 2018 (the "Stock Purchase Agreement"), between Purchaser and Clean Energy Fuels Corp. (the "Issuer") and (ii) 9,206,768 shares of Common Stock that are the subject of a Voting Agreement, dated May 9, 2018, among Purchaser, the Issuer and all of the Issuer's directors and officers as of such date (the "Voting Agreement"), in favor of Purchaser. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party's proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer's board of directors pursuant to Purchaser's director designation rights under the Stock Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
  
  The percentage shown in row 13 is calculated based on 219,430,950 shares of Common Stock issued and outstanding as of February 17, 2026, as set forth in the Annual Report on Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission (the "Commission") on February 24, 2026.
- TotalEnergies Marketing Services SAS (CIK 0001743086): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 51,788,569; sole dispositive power 0; shared dispositive power 42,581,801; aggregate amount beneficially owned 51,788,569 (23.6% of the class)
  Comment: The amount reported in row 8 constitutes (i) 42,581,801 shares of Common Stock (as defined in Item 1 below) that were purchased by Purchaser pursuant to the Stock Purchase Agreement and (ii) 9,206,768 shares of Common Stock that are the subject of the Voting Agreement. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party's proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer's board of directors pursuant to Purchaser's director designation rights under the Stock Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
  
  The percentage shown in row 13 is calculated based on 219,430,950 shares of Common Stock issued and outstanding as of February 17, 2026, as set forth in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CLEAN ENERGY FUELS CORP.
Address of issuer's principal executive offices: 4675 MacArthur Court, Suite 800, Newport Beach, California (CA), 92660
Comment: EXPLANATORY NOTE - The Schedule 13D (as amended and/or supplemented from time to time, the "Schedule 13D") filed with the Commission on May 18, 2018 (the "Initial Statement"), by TotalEnergies SE (formerly known as TOTAL S.A.), a European company (societas europaea or SE) organized under the laws of the Republic of France ("TotalEnergies"), and TotalEnergies Marketing Services SAS (formerly known as TOTAL MARKETING SERVICES S.A.), a societe par actions simplifiee organized under the laws of the Republic of France and a direct wholly owned subsidiary of TotalEnergies ("Purchaser," and together with TotalEnergies, the "Reporting Persons"), relating to shares of the Common Stock of the Issuer, as amended by Amendment No. 1 filed on June 14, 2018, Amendment No. 2 filed on June 7, 2021, Amendment No. 3 filed on June 9, 2021, Amendment No. 4 filed on June 15, 2021, and Amendment No. 5 filed on November 17, 2025, is hereby amended and supplemented as set forth below by this Amendment No. 6. Capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented with the following:

On November 24, 2025, the Reporting Persons entered into a 10b5-1 Sale Plan Agreement (the "Rule 10b5-1 Plan") with J.P. Morgan Securities LLC, an SEC-registered broker-dealer ("JPMS"), that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). Pursuant to this Rule 10b5-1 Plan, the Reporting Persons directed JPMS to dispose of up to 6,164,720 shares of Common Stock held by the Purchaser, commencing on February 27, 2026 and subject to applicable securities laws, including applicable limitations under Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act").

The foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference to the Rule 10b5-1 Plan, a form of which is filed as Exhibit 99.5 and is incorporated herein by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on February 25, 2026, the Reporting Persons are the beneficial owner of 51,788,569 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 51,788,569 shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on February 25, 2026 by (ii) 219,430,950 shares of Common Stock issued and outstanding as of February 17, 2026, as set forth in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 24, 2026.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to Item 5(a).
Transactions in the class effected during the past sixty days: There have been no transaction by the Reporting Persons in securities of the Issuer during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during such 60-day period.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On November 24, 2025, the Reporting Persons entered into the Rule 10b5-1 Plan with JPMS, that is intended to comply with the requirement of Rule 10b5-1(c) promulgated under the Exchange Act. Pursuant to this Rule 10b5-1 Plan, the Reporting Persons directed JPMS to dispose of up to 6,164,720 shares of Common Stock held by the Purchaser, commencing on February 27, 2026 and subject to applicable securities laws , including applicable limitations under Rule 144 promulgated under the Securities Act. The foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference to the Rule 10b5-1 Plan, a form of which is filed as Exhibit 99.5 and is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented with the following.

99.1 Joint Filing Agreement*

99.2 Voting Agreement, dated May 9, 2018, among Clean Energy Fuels Corp., Total Marketing Services S.A. and the directors and officers of Clean Energy Fuels Corp. signatory thereto, incorporated herein by reference to Exhibit 10.126 to the Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2018.

99.3 Stock Purchase Agreement, dated May 9, 2018, between Clean Energy Fuels Corp. and Total Marketing Services S.A., incorporated herein by reference to Exhibit 10.125 to the Quarterly Report on Form 10-Q filed by Issuer on May 10, 2018.

99.4 Form of Registration Rights Agreement, entered into between Clean Energy Fuels Corp. and Total Marketing Services S.A. on June 13, 2018 pursuant to the Stock Purchase Agreement, incorporated herein by reference to Exhibit 10.127 to the Quarterly Report on Form 10-Q field by the Issuer on May 10, 2018.

99.5 Form of 10b5-1 Sale Plan Agreement

*As previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 18, 2018.

## Signatures
- TotalEnergies SE: /s/ Paul Moss-Bowpitt, Authorized Signatory (02/27/2026)
- TotalEnergies Marketing Services SAS: /s/ Paul Moss-Bowpitt, Authorized Signatory (02/27/2026)